UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Afya Limited
(Name of Issuer)

Class A Common Shares, par value US$0.00005 per share
(Title of Class of Securities)

G01125106
(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan 011-81-3-3214-6522	Randy Bullard, Esq. Morrison & Foerster LLP 250 West 55th Street New York, NY 10019-9601 (212) 468-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01125106

1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,351,211(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,351,211(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,351,211(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1)
Aggregate amount beneficially owned by SoftBank Group Corp. (“SoftBank” or the “Reporting Person”) consists of (i) 2,433,323 shares of Class A common shares, par value US$0.00005 per share (“Class A Common Shares”) and (ii) 5,917,888 Class A Common Shares that may be acquired upon conversion of 150,000 shares of Series A Perpetual Preferred Shares, par value US$0.00005 per share (“Series A Preferred Shares”) based on the conversion rate of 39.452587 per share.

(2)
Percentage of class that may be deemed to be beneficially owned by the Reporting Person is based on the quotient obtained by dividing (A) the aggregate number of Class A Common Shares beneficially owned by the Reporting Person by (B) the sum of the aggregate number of (x) the 45,112,416 Class A Common Shares outstanding as of December 31, 2020, as reported by the Issuer in its Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2021, and (y) the Class A Common Shares the Reporting Person may acquire upon conversion of the Series A Preferred Shares.

Item 1.	Security and Issuer

This Schedule 13D is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (referred to herein as “SoftBank” or the “Reporting Person”), with respect to Afya Limited, an exempted liability company incorporated under the laws of the Cayman Islands (referred to herein as the “Issuer”). This Schedule 13D relates to the beneficial ownership by SoftBank of (i) Class A Common Shares and (ii) Series A Preferred Shares (collectively, the “Securities”). The principal executive offices of the Issuer are located at Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais Brazil.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by SoftBank solely because of its indirect interests in (i) SBLA Holdco LLC, a Delaware limited liability company (“SBLA”), a wholly owned subsidiary of SBLA Holdco I LLC, a Delaware limited liability company (“Holdco I”), a wholly owned subsidiary of SBLA L.P., an Ontario limited partnership (“SBLA L.P.”) and a wholly owned subsidiary of SoftBank Latin America Fund L.P., an Ontario limited partnership (“LatAm Fund” and, together with SoftBank, SBLA, Holdco I, SBLA L.P. and LatAm Fund, the “SoftBank Entities”) and whose sole limited partner is SoftBank. SBLA is a party to the SPA and the Secondary SPAs (each as defined below), as more fully described in Items 3 through 6 of this Schedule 13D, which are herein incorporated by reference.  SBLA L.P. beneficially owns 163,115 Class A Common Shares, which it acquired prior to the Transactions (as defined below).

(b)	The principal business address of SoftBank is 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan.

(c)	SoftBank is currently engaged in various businesses in the information industry, including mobile communications, broadband infrastructure, fixed-line telecommunications, and Internet culture.

(d) – (e)
During the last five years, neither SoftBank nor, to SoftBank’s knowledge, any of the individuals referred to in Appendix A-1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f)	Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the name, business address, principal occupation and citizenship of SoftBank’s general partners, executive officers and board of directors and each person controlling SoftBank, required by Item 2 of Schedule 13D, is provided on Appendix A-1 and is incorporated by reference herein.

Neither the present filing nor anything contained herein shall be construed as an admission that SoftBank constitutes a “person” for any purposes other than Section 13(d) of the Act.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the terms of that certain Securities Purchase Agreement, dated April 26, 2021 (the “SPA”), by and between the Issuer and SBLA, SBLA agreed to purchase and the Issuer agreed to sell an aggregate amount of 150,000 Series A Preferred Shares (the “Primary Transaction”).

The terms of the Series A Preferred are as follows, as detailed in the Issuer’s Certificate of Designations:

Liquidation Rights. In the event of any voluntary or involuntary liquidation or winding up of the affairs of the Issuer, holders of the Series A Preferred are entitled, before any distribution to the holders of capital stock of the Issuer that rank junior to the Series A Preferred Shares and subject to the right of any holders of capital stock of the Issuer that rank senior to the Series A Preferred Shares or on parity with the Series A Preferred Shares or the rights of any existing and future creditors of the Issuer to the greater of (i) the sum of (A) the Liquidation Preference (as defined in the Certificate of Designations) plus (B) the accumulated dividends and (ii) the amount the holder would have been entitled to receive had such holder converted such Series A Preferred Shares into Class A Common Shares at the Conversion Rate  (as defined in the Certificate of Designations) in effect immediately prior to such liquidation or winding up of the affairs of the Issuer.

Dividends and Voting. Holders of Series A Preferred Shares are entitled to receive dividends (i) in respect of the Series A Preferred Shares, at a rate of 6.5% per annum in cash, in additional Series A Preferred Shares, or a combination thereof, at the Issuer’s discretion, subject to certain conditions, and (ii) in respect of any dividends declared on the Class A Common Shares, any dividends holders of Class A Common Shares are entitled to receive. Holders of Series A Preferred Shares generally have no voting rights other than with respect to changes that affect the rights of the Series A Preferred Shares and the issuance of shares of capital stock that rank senior to the Series A Preferred Shares.

Optional Conversion by the Holders. At any time, the holders of the Series A Preferred Shares are entitled, subject to certain conditions, to convert the Series A Preferred Shares into Class A Common Shares at an initial conversion rate of 39.452587 Class A Common shares per Series A Preferred Share (subject to certain adjustments) (the “Conversion Rate”), plus accrued but unpaid dividends, in addition to cash in lieu of fractional shares.

Mandatory Conversion by the Issuer. At any time after the three-year anniversary of the original issuance date of the Series A Preferred Shares (the “Original Issuance Date”), if the closing price of the Class A Common Shares is greater than or equal to the Mandatory Conversion Price (as defined in the Certificate of Designations) then in effect for at least 20 trading days during any 30-trading day period, the Issuer may elect to convert any portion of the outstanding Series A Preferred Shares into Class A Common Shares at the Conversion Rate plus accrued but unpaid dividends, in addition to cash in lieu of fractional shares.

Anti-dilution. The Conversion Rate is subject to adjustment for, among other things, share dividends, splits, combinations or reclassifications and certain future issuances of rights, options or warrants to holders of Class A Common Shares.

Redemption at Option of Holders. At any time after the five-year anniversary of the Original Issuance Date, or May 3, 2026, the holders of the Series A Preferred Shares are entitled to cause the Issuer to redeem all or any of such holder’s shares at a redemption price equal to (A) the sum of (x) the Liquidation Preference plus (y) the accumulated dividends, multiplied by (B) 105% (the “Redemption Price”). The Issuer may satisfy the redemption either in cash or Class A Common Shares, subject to certain conditions.

Redemption at Option of the Issuer. At any time after the seven-year anniversary of the Original Issuance Date, or May 3, 2028, the Issuer is entitled to redeem, in whole or in part, any outstanding Series A Preferred Shares at the Redemption Price, payable, at the Company’s option, in cash or Class A Common Shares, subject to certain conditions.

Redemption Upon Change of Control. If a Change of Control (as defined in the Certificate of Designations) occurs at any time, the holders of the Series A Preferred Shares are entitled to require the Issuer to repurchase all or a portion of such holder’s Series A Preferred Shares for cash at price equal to (i) the Liquidation Preference per share plus accumulated dividends multiplied by (ii) (x) if the Change of Control repurchase date is prior to the six (6)-year anniversary of the Original Issuance Date, or May 3, 2027, 140%, or (y) otherwise, 105%, plus (b) if the Change of Control repurchase date is prior to the five-year anniversary of the Original Issuance Date, or May 3, 2026, the sum of the present value of each scheduled quarterly dividend that would have been paid on such Series A Preferred Share pursuant to each dividend payment date occurring on or prior to such five-year anniversary.

In addition, under the terms of the SPA:

Lock-up. The Series A Preferred Shares are subject to a one-year lock-up, subject to certain exceptions, which expires one year from the Original Issuance Date, or May 3, 2022.

Board Rights. In connection with the purchase of the Series A Preferred Shares, SBLA is entitled to designate an employee of SBLA or its affiliates as an observer to the Board, with approval from the Board, so long as SoftBank holds at least 5% of the outstanding Class A Common Shares (on an as-converted basis); provided that such right will be suspended if SBLA has a representative on the Board pursuant to the Letter Agreement (as described below).

Pro Rata Right. For three years following the Original Issuance Date, or until May 3, 2024, SBLA is entitled to a pro rata right, based on its, together with its affiliates’, percentage ownership in the Issuer, to participate in any subsequent issuances of equity securities of the Issuer, subject to certain exceptions, on all of the same terms provided for in such issuance.

Pursuant to the terms of that certain Secondary Share Purchase Agreement, dated April 26, 2021 (the “Crescera SPA”), by and between SBLA and Crescera Educacional II Fundo de Investimento em Participações (“Crescera”) and that certain Secondary Share Purchase Agreement, dated April 26, 2021 (the “Esteves SPA” and together with the Crescera SPA, the “Secondary SPAs”), by and between SBLA and certain members of the Esteves family (the “Esteves Family”) named as parties named thereto, each of Crescera and the Esteves Family agreed to sell and SBLA agreed to purchase an aggregate amount of 2,270,208 Class A Common Shares (collectively, the “Secondary Transaction” and together with the Primary Transaction, the “Transactions”).

Concurrently with the closing of the Transactions, and as a condition and inducement to SBLA’s willingness to enter into the SPA and Secondary SPAs, SBLA entered into an agreement (the “Letter Agreement”) with each of Crescera and certain members of the Esteves Family, dated as of May 3, 2021, pursuant to which Crescera and certain members of the Esteves Family agreed to appoint a representative, designated by SBLA, to the Issuer’s board of directors so long as SoftBank holds at least 5% of the outstanding Class A Common Shares (on an as-converted basis).

The Transactions were consummated on May 3, 2021.  The purchase of the Securities was made for investment purposes with available funds of the SoftBank Entities, as applicable, in the ordinary course of business.

The foregoing descriptions of the SPA, the Letter Agreement and the Certificate of Designations do not purport to be complete and are qualified in their entirety by reference to the copies of the SPA, the Letter Agreement and the Certificate of Designations included as Exhibits 99.1, 99.2 and 99.3 to this Schedule 13D.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The SoftBank Entities acquired the securities reported herein for investment purposes, subject to the following:

The SoftBank entities intend to review from time to time the investment in the Issuer and the Issuer’s business affairs, financial position and capital requirements. Based upon such review, as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Person may consider from time to time alternative courses of action. Such actions may include sales of Securities or other securities of the Issuer through sales plans, in open-market transactions, privately negotiated transactions, through a public offering or otherwise, or the acquisition of additional Securities or other securities of the Issuer directly from the Issuer, through open-market purchases, in privately negotiated transactions or otherwise, including the disposition or acquisition of Securities or other securities of the Issuer in connection with the SoftBank Entities’ businesses. The SoftBank Entities may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors (the “Board”), other stockholders of the Issuer and other interested parties.

As described in Item 3 above, SBLA entered into the Letter Agreement with each of Crescera and certain members of the Esteves Family, dated as of May 3, 2021, pursuant to which Crescera and certain members of the Esteves Family agreed to appoint a representative, designated by SBLA, to the Board.

Except as otherwise set forth herein, the Reporting Persons do not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(a)-(b)
See items 7 to 11 and 13 on page 2 of this Schedule 13D, which information is incorporated by reference herein.

Immediately prior to the Transactions, SoftBank beneficially owned 163,115 Class A Common Shares through SBLA L.P., a wholly owned subsidiary of LatAm Fund, whose sole limited partner is SoftBank, and no Series A Preferred Shares. As a result of the Transactions, SoftBank acquired beneficial ownership of an additional 8,188,096 Class A Common Shares through SBLA, a wholly owned subsidiary of Holdco I, a wholly owned subsidiary of SBLA L.P., consisting of (i) 2,270,208 Class A Common Shares held of record by the Reporting Person and (ii) 5,917,888 Class A Common Shares that the Reporting Person may acquire upon conversion of 150,000 shares of Series A Preferred Shares, for aggregate beneficial ownership of 8,351,211 Class A Common Shares, representing approximately 16.4% of the outstanding Class A Common Shares as of December 31, 2020, as reported on the Form 20-F filed by the Issuer with the Commission on April 30, 2021.

As a result of the relationships described in this Schedule 13D, SoftBank may be deemed to have voting and/or dispositive power with respect to the shares of Common Stock of the Issuer held of record by SBLA and SBLA L.P., respectively.  SoftBank expressly disclaims beneficial ownership of such shares, and this Schedule 13D shall not be deemed an admission that SoftBank is the beneficial owner of such shares for purposes of the Act or for any other purpose.

(c)
Other than as described in Item 3 above, neither SoftBank, nor, to its knowledge, any of the persons set forth on Appendix A-1, has effected any transaction in Securities during the past sixty (60) days.

(d)
Other than as described in Item 2 above, no person is known to SoftBank or, to SoftBank’s knowledge, any of the persons set forth on Appendix A-1, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Securities covered by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Securities Purchase Agreement, dated April 26, 2021, by and between the Afya Limited and SBLA

99.2	Letter Agreement, dated May 3, 2021, by and between SBLA, Crescera Educacional II Fundo de Investimento em Participações and certain members of the Esteves family named as parties thereto

99.3	Certificate of Designations (incorporated by reference to Exhibit 99.2 on Afya Limited’s Form 6-K furnished to the Commission on May 4, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2021

SOFTBANK GROUP CORP.

By:	/s/ Natsuko Ohga
Name: Natsuko Ohga
Title: Head of Corporate Legal Department

Appendix A-1

EXECUTIVE OFFICERS AND DIRECTORS
OF
SOFTBANK GROUP CORP.

Set forth below is a list of each executive officer and director of SoftBank Group Corp. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku Tokyo 105-7537Japan	Representative Director, Corporate Officer, Chairman & CEO of SoftBank Group Corp.

Ronald D. Fisher*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku Tokyo 105-7537 Japan
Director, Corporate Officer, and Vice Chairman of SoftBank Group Corp.; Director and Chairman of SB Investment Advisers (US) Inc.; and Director and President of Star Bright Holdings Inc. (f/k/a SoftBank Holdings Inc.)
SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Yoshimitsu Goto*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku Tokyo 105-7537, Japan	Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp. and President & CEO of Fukuoka SoftBank HAWKS Corp.

Ken Miyauchi*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku Tokyo 105-7537 Japan	Director of SoftBank Group Corp.; Representative Director and Chairman of SoftBank Corp.	SoftBank Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537

Simon Segars*, a citizen of the United Kingdom SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku Tokyo 105-7537 Japan	Director of SoftBank Group Corp.; CEO of Arm Limited; Vice Chairman and Director of Global Semiconductor Alliance; Director of TechWorks, Inc.; and Non-Executive Director of Dolby Laboratories, Inc.	Arm Limited 150 Rose Orchard Way San Jose, CA 95134

Masami Iijima*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku Tokyo 105-7537 Japan
External Director, Independent Officer of SoftBank Group Corp.; Director of Isetan Mitsukoshi Holdings Ltd.; Counsellor to Bank of Japan; Director of Ricoh Company, Ltd.; and Representative Director, Chairman of the Board of Directors of MITSUI & CO., LTD.
MITSUI & CO., LTD. 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8631 Japan

Yutaka Matsuo*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku Tokyo 105-7537 Japan	External Director, Independent Officer of SoftBank Group Corp. and Associate Professor, Graduate School of Engineering at the University of Tokyo

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Lip-Bu Tan*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku Tokyo 105-7537, Japan	External Director, Independent Officer of SoftBank Group Corp.; Director of Schneider Electric Corporation; CEO of Cadence Design Systems Inc.; and Founder and Chairman of Walden International, Inc.

Yuko Kawamoto*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku Tokyo 105-7537, Japan	External Director, Independent Officer of SoftBank Group Corp.; Director of Thomson Reuters Founders Share Company; and Professor of Waseda Business School (Graduate School of Business and Finance)

Masato Suzaki**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku Tokyo 105-7537, Japan	Full-time Audit & Supervisory Board Member of SoftBank Group Corp.

Maurice Atsushi Toyama**, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku Tokyo 105-7537Japan	Full-time External Audit & Supervisory Board Member, Independent Officer of SoftBank Group Corp.

Soichiro Uno**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku Tokyo 105-7537 Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Director at TERUMO CORPORATION; Director at Dream Incubator Inc.; and Partner at Nagashima Ohno & Tsunematsu

Hidekazu Kubokawa**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku Tokyo 105-7537 Japan
External Audit & Supervisory Board Member, Independent Officer of SoftBank Group Corp.; Audit & Supervisory Board Member of Digital Arts Inc.; Corporate Auditor of KYORITSU PRINTING CO., LTD.; and Representative Partner at Yotsuya Partners Accounting Firm

Marcelo Claure, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku Tokyo 105-7537 Japan
Corporate Officer, Executive Vice President & COO of SoftBank Group Corp.; Director of T-Mobile US Inc.; Director and Executive Chairman of The We Company; Chairman of Fortress Investment Group LLC; Director of Arm Limited; and Owner of Bolivar Administracion, Inversiones Y Servicios Asociados S.R.L.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Rajeev Misra, a citizen of the United Kingdom SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku Tokyo 105-7537 Japan	Corporate Officer, Executive Vice President of SoftBank Group Corp.; Director of Fortress Investment Group; and CEO of SB Investment Advisers, the manager of SoftBank Vision Fund

Kazuko Kimiwada, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku Tokyo 105-7537, Japan	Corporate Officer, Senior Vice President of SoftBank Group Corp.

Timothy A. Mackey, a citizen of New Zealand SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku Tokyo 105-7537, Japan	Corporate Officer, CLO & GCO of SoftBank Group Corp.

*	Director
**	Audit & Supervisory Directors